EXHIBIT 12

F.N.B. Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
Dollars in thousands

Year Ended December 31	2004	2003	2002	2001	2000
Earnings:
Income from continuing operations before income taxes	$89,332	$36,004	$44,999	$42,683	$58,802
Fixed charges, excluding interest on deposits	33,523	31,313	27,461	25,821	23,165

Subtotal	122,855	67,317	72,460	68,504	81,967
Interest on deposits	52,400	57,710	72,978	111,096	115,377

Total	$175,255	$125,027	$145,438	$179,600	$197,344

Fixed charges:
Interest on borrowed funds	$31,990	$29,280	$25,394	$23,888	$21,398
Interest component of rental expense	1,533	2,033	2,067	1,933	1,767

Subtotal	33,523	31,313	27,461	25,821	23,165
Interest on deposits	52,400	57,710	72,978	111,096	115,377

Total	$85,923	$89,023	$100,439	$136,917	$138,542

Ratio of earnings to fixed charges:
Excluding interest on deposits	3.66x	2.15x	2.64x	2.65x	3.54x
Including interest on deposits	2.04x	1.40x	1.45x	1.31x	1.42x